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05040913

SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53373

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SSG CAPITAL ADVISORS, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIVE TOWER BRIDGE, 300 BARR HARBOR DRIVE, SUITE 420
(No. and Street)

WEST CONSHOHOCKEN (City) PA (State) 19428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK E. CHESEN 610-940-5801
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARGOLIS & COMPANY P.C.
(Name – *if individual, state last, first, middle name*)

401 E. CITY AVENUE, STE 600 (Address) BALA CYNWYD (City) PA (State) 19004 (Zip Code)

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark E Chesen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SSG Capital Advisors, L.P., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public


NOTARIAL SEAL
JACQUELINE A BROKENBOROUGH
Notary Public
W.CONSHOHOCKEN BOROUGH
MONTGOMERY COUNTY
My Commission Expires Sep 6, 2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SSG CAPITAL ADVISORS, L.P.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2004 AND 2003

SSG CAPITAL ADVISORS, L.P.

TABLE OF CONTENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

MARGOLIS & COMPANY P.C.
Certified Public Accountants and Business Consultants

INDEPENDENT AUDITOR'S REPORT

To the Partners
SSG Capital Advisors, L.P.
West Conshohocken, Pennsylvania

We have audited the accompanying statement of financial condition of SSG Capital Advisors, L.P. as of December 31, 2004 and 2003, and the related statements of operations, partners' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SSG Capital Advisors, L.P. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolis & Company P.C.
Certified Public Accountants

Bala Cynwyd, PA
February 2, 2005

401 E. City Avenue Suite 600 Bala Cynwyd, PA 19004
Tel: (01) 610-667-6250 Fax: (01) 610-668-8220
41 University Drive Suite 400 Newtown, PA 18940
Tel: (01) 215-968-5081 Fax: (01) 267-757-8742

Independent Member B K R International
www.marg.com

STATEMENT OF FINANCIAL CONDITION

	DECEMBER 31, 2004	DECEMBER 31, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$1,184,653	$1,633,614
Marketable securities, at market	49,658	-
Accounts receivable	896,827	140,277
Prepaid expenses	91,275	98,619
Security deposits	32,635	28,635
Total current assets	2,255,048	1,901,145
Equipment:		
Computer hardware and software	43,419	18,971
Furniture and fixtures	10,078	10,078
	53,497	29,049
Less accumulated depreciation	(23,272)	(5,892)
	30,225	23,157
	$2,285,273	$1,924,302
LIABILITIES AND PARTNERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 144,339	$ 49,609
Accrued profit sharing	316,160	227,976
Distributions payable	-	700,000
Total current liabilities	460,499	977,585
Partners' equity	1,824,774	946,717
	$2,285,273	$1,924,302

The notes to financial statements are an integral part of the above statement.

SSG CAPITAL ADVISORS, L.P.

STATEMENT OF OPERATIONS

	YEAR ENDED DECEMBER 31, 2004	2003
Revenues:		
Fee income	$7,621,528	$5,468,911
Interest income	28,032	43,722
	7,649,560	5,512,633
Expenses:		
Compensation and benefits	3,979,239	3,178,481
Other operating expenses	1,577,685	1,213,000
	5,556,924	4,391,481
Net income	$2,092,636	$1,121,152

The notes to financial statements are an integral part of the above statement.

STATEMENT OF PARTNERS' EQUITY

	YEAR ENDED DECEMBER 31, 2004	YEAR ENDED DECEMBER 31, 2003
Beginning partners' equity	$ 946,717	$ 942,530
Net income	2,092,636	1,121,152
Withdrawals	(1,214,579)	(1,116,965)
Ending partners' equity	$1,824,774	$ 946,717

The notes to financial statements are an integral part of the above statement.

STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2004	2003
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		
Cash flows from operating activities:		
Net income	$2,092,636	$1,121,152
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	17,380	5,892
Loss on securities	342	-
(Increase) decrease in operating assets:		
Accounts receivable	(756,550)	(103,275)
Prepaid expenses	7,344	(7,420)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	94,730	(36,162)
Accrued profit sharing	88,184	(53,312)
Other liabilities	-	(175,000)
Net cash provided by operating activities	1,544,066	751,875
Cash flows from investing activities:		
Equipment purchases	(24,448)	(29,049)
Purchase of securities	(50,000)	-
Net cash (used in) investing activities	(74,448)	(29,049)
Cash flows from financing activities:		
Distributions to partners	(1,914,579)	(416,965)
Security deposits	(4,000)	-
Net cash (used in) financing activities	(1,918,579)	(416,965)
Net increase (decrease) in cash and cash equivalents	(448,961)	305,861
Cash and cash equivalents at beginning of year	1,633,614	1,327,753
Cash and cash equivalents at end of year	$1,184,653	$1,633,614

The notes to financial statements are an integral part of the above statement.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of business - The Company is an investment banker specializing in advising middle market businesses in special situations, mergers and acquisitions, private placements of debt and equity, financial restructurings and valuation analysis. In addition, SSG assists institutional and individual limited partners, throughout the country, in selling their private equity fund interests into the secondary market. The Company is registered as a broker-dealer with the National Association of Securities Dealers.

Revenue recognition - Initial and monthly fees for services are recognized in revenue as earned. Financing, advisory, restructuring and opinion fees are recognized when transactions are completed and payment is certain.

Accounts receivable - Accounts receivable are stated at the amount management expects to collect from outstanding balances and consists of fees and costs due from clients.

Cash and cash equivalents - Cash equivalents consist of highly liquid certificates of deposit.

Marketable securities - Marketable securities are carried at fair value, as determined by quoted market prices.

Equipment - Equipment is stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets.

Income taxes - Federal and state income taxes have not been provided since the liability is the responsibility of the individual partners.

Use of estimates - The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Commitments

The Company leases its office facilities under operating leases which expire in 2005 and 2007. The monthly aggregate rent approximates $21,000.

The Company also leases various equipment from its general partner. The lease requires monthly payments of $6,000 through January 31, 2006.

Rents charged to operations for all operating leases were approximately $340,000 and $297,000 for the years ended December 31, 2004 and 2003, respectively.

2. Commitments - Continued

Minimum annual rental commitments for all noncanellable operating leases as of December 31, 2004 were as follows:

2005	$266,140
2006	161,040
2007	129,200
	$556,380

3. 401(k) Plan and Profit Sharing

The Company has a 401(k) and Profit Sharing Plan that covers qualified employees. Contributions to the Plan are discretionary and are fully vested. For the years ended December 31, 2004 and 2003, the Company's contributions were approximately $331,000 and $218,000, respectively.

4 Net Capital Requirements

The Company operates pursuant to the (k)(2)(i) exemptive provisions of SEC Rule 15c3-3. As such, the Company computes net capital in accordance with Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company had net capital of $766,363 which was $735,664 in excess of the required net capital of $30,699. As of December 31, 2003, the Company had net capital of $656,029 which was $590,857 in excess of the required net capital of $65,172.

5. Bank Line of Credit

The Company has available a $1,000,000 line of credit with interest at 1/2% above the prime rate, which was 5.25% at December 31, 2004. The line of credit expires in July, 2005. There was no outstanding borrowings under this facility at December 31, 2004.

The Company also has available a $200,000 line of credit with an interest rate of 1/2% above the prime rate, which was 5.25% at December 31, 2004. This line of credit expires in July, 2005. There were no outstanding borrowings under this facility at December 31, 2004.

MARGOLIS & COMPANY P.C.
Certified Public Accountants and Business Consultants

INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION

To the Partners
SSG Capital Advisors, L.P.
West Conshohocken, Pennsylvania

Our report on our audits of the basic financial statements of SSG Capital Advisors, L.P. for 2004 and 2003 appears on page 2. Those audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplementary information, page 10, is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolis & Company P.C.
Certified Public Accountants

Bala Cynwyd, PA
February 2, 2005

401 E. City Avenue Suite 600 Bala Cynwyd, PA 19004
Tel: (01) 610-667-6250 Fax: (01) 610-668-8220
41 University Drive Suite 400 Newtown, PA 18940
Tel: (01) 215-968-5081 Fax: (01) 267-757-8742

Independent Member B K R International
www.marg.com

SSG CAPITAL ADVISORS, L.P.

STATEMENT OF EXPENSES

	YEAR ENDED DECEMBER 31, 2004	2003
Compensation and benefits:		
Partners compensation	$1,960,000	$1,655,934
Other payroll	1,347,561	994,651
Profit sharing	331,096	218,079
Medical benefits	218,088	192,101
Payroll taxes	73,161	76,082
Other	49,333	41,634
	$3,979,239	$3,178,481
Operating expenses:		
Consulting	$ 247,212	$ 68,891
Depreciation	17,380	5,892
Dues and subscriptions	63,719	78,652
Facility	490,483	406,490
Licenses and registrations	13,079	10,293
Marketing	220,265	180,951
Operations	39,849	40,470
Other	53,307	71,674
Postage and reproduction	73,802	70,804
Professional fees	74,183	92,230
Travel and entertainment	284,406	186,653
	$1,577,685	$1,213,000

SSG CAPITAL ADVISORS, L.P.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE I

	YEAR ENDED DECEMBER 31, 2004	2003
NET CAPITAL		
Total partners' equity	$1,824,774	$946,717
Deduct partners' equity not allowable for net capital	-	-
Total partners' equity qualified for net capital	1,824,774	946,717
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable	896,827	140,277
Prepaid expenses	91,275	98,619
Security deposits	32,635	28,635
Equipment	30,225	23,157
	1,050,962	290,688
Net capital before haircut on marketable securities	773,812	656,029
Haircut on marketable securities	7,449	-
Net capital	$ 766,363	$656,029
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$ 144,339	$ 49,609
Accrued profit sharing	316,160	227,976
Distributions payable	-	700,000
Total aggregate indebtedness	$ 460,499	$977,585
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$30,699	$65,172
Excess net capital	$735,664	$590,857
Excess net capital at 1,000 percent	$720,313	$558,270
Ratio: Aggregate indebtedness to net capital	.601 to 1	1.490 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in part 11a of Form X-17A-5 as of December 31, 2004 and 2003)
There is no difference from the Company's computation.

MARGOLIS & COMPANY P.C.
Certified Public Accountants and Business Consultants

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Partners
SSG Capital Advisors, L.P.
West Conshohocken, Pennsylvania

In planning and performing our audit of the financial statements of SSG Capital Advisors, L.P., for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

401 E. City Avenue Suite 600 Bala Cynwyd, PA 19004
Tel: (01) 610-667-6250 Fax: (01) 610-668-8220

41 University Drive Suite 400 Newtown, PA 18940
Tel: (01) 215-968-5081 Fax: (01) 267-757-8742

Independent Member B K R *International*
www.marg.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Margolis & Company P.C.
Certified Public Accountants

Bala Cynwyd, PA
February 2, 2005